PRIMERO REPORTS RECORD SECOND QUARTER 2012 RESULTS;

AND INCREASES 2012 PRODUCTION GUIDANCE

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated. Refer to the second quarter 2012 management discussion and analysis (‘‘MD&A’’) and unaudited financial statements for more information.)

Toronto, Ontario, August 2, 2012 --- Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported financial results for the second quarter ended June 30, 2012. The Company reported net earnings of $15.0 million ($0.17 per share) with adjusted net earnings1 of $15.4 million ($0.17 per share) and record operating cash flows2 of $35.8 million ($0.41 per share). The Company also announced that it has increased 2012 annual production guidance by 10% to between 110,000 and 120,000 gold equivalent ounces.

“Primero achieved its strongest quarter to date,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “San Dimas delivered record gold and silver production, record profit margins and record operating cash flow for Primero. We are very pleased with the higher grades and consistently strong throughput rates achieved during the quarter. These results, combined with our confidence in operations for the second half of the year, have led us to increase our production guidance for 2012. Primero also continued its exploration success with another high-grade vein located close to existing infrastructure, discovered during the second quarter. We enter the second half of 2012 well positioned to continue to deliver positive results, with a strong balance sheet and a robust, self-funded, organic growth profile. We look forward to releasing a mid-year Reserve and Resource update in the next month and a mill expansion decision later in the third quarter, which could increase future throughput by over 40%.”

Second Quarter Highlights:

  Record Cash Flows: Record operating cash flow before working capital changes of $35.8 million ($0.41 per share);

  Record Production: Record quarterly production of 23,280 ounces of gold and 1.36 million ounces of silver at cash costs of $525 per gold equivalent ounce;

  Strong Cash Position: Cash balance increased to $125.7 million at June 30, 2012, from $86.3 million at March 31, 2012;

  Exploration Success: Discovery of new high-grade Alexa vein close to existing infrastructure;

  Higher Silver Sales at Spot Prices: Early silver sales at spot market prices commenced in May and continue through August 6, 2012;

  Production Guidance Increased: Annual production guidance increased to between 110,000 and 120,000 gold equivalent ounces.

Strong Grades and Throughput Drive Record Production

Primero produced 33,600 gold equivalent ounces3 during the second quarter of 2012 or 23,280 ounces of gold and 1.36 million ounces of silver, 20% and 28% more, respectively, than the same period in 2011. The increase in production was primarily due to a 28% higher throughput in 2012, partially as a result of a mill-workers strike in 2011 which reduced throughput. As expected, grades were lower in the second quarter 2012, with gold grades 7% lower and silver grades 1% lower than 2011. Gold and silver grades increased by 5% and 6%, respectively, over the first quarter 2012.

Total cash costs4 on a gold equivalent and by-product basis in the second quarter 2012 were $525 and $44 per ounce, respectively, compared with $586 and $190 per ounce in the second quarter 2011 primarily as a result of higher ounces produced and higher by-product silver sales. Total cash costs on a gold equivalent and byproduct basis were 22% and 92% lower, respectively, than the first quarter 2012 again, primarily as a result of higher ounces produced and higher by-product silver sales. The decrease in by-product cash costs reflects an 80% increase in silver spot sales in 2012 due to meeting the threshold under the silver purchase agreement one month earlier than 2011.

Strong Earnings and Record Cash Flow

Revenues in the second quarter of 2012 were $57.1 million as a result of selling 24,880 ounces of gold at an average realized price of $1,610 per ounce, and 1.39 million ounces of silver at an average realized price of $12.24 per ounce. The Company reached the 3.5 million ounce annual threshold pursuant to the silver purchase agreement5 at the end of April, and subsequently sold 470,000 ounces of silver at an average spot price of $28.21 per ounce during the quarter. Revenues in the second quarter of 2011 were $40.8 million as a result of selling 18,840 ounces of gold at an average realized price of $1,523 per ounce and 1.03 million ounces of silver at an average realized price of $11.73 per ounce.

The Company earned net income of $15.0 million ($0.17 per share) in the second quarter of 2012 compared with net income of $3.9 million ($0.04 per share) in 2011. Income taxes in 2012 reflect the benefit of the Advance Pricing Agreement (“APA”) filing in the fourth quarter of 2011, which resulted in the Company’s Mexican subsidiary recording revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices (unlike the 2011 tax expense which reflects taxation on all silver sales at spot market prices). Adjusted net income for the second quarter of 2012 was $15.4 million ($0.17 per share) compared with $5.6 million ($0.06 per share) for 2011, both periods reflecting the benefit of the APA ruling. Operating cash flow before working capital changes increased in the second quarter of 2012 to $35.8 million ($0.41 per share), compared to $17.9 million ($0.20 per share) in 2011.

Strong Cash Position

The Company’s cash position increased to $125.7 million at June 30, 2012 from the March 31, 2012 balance of $86.3 million.

Capital expenditures during the second quarter 2012 totaled $7.9 million. With its cash balance and anticipated cash flows, Primero management believe it is fully funded to expand production at San Dimas while remaining well positioned to take advantage of strategic growth opportunities.

Increased Production Guidance for 2012

Primero announced today that it has increased its production guidance for 2012. In 2012 Primero now expects to produce between 110,000 and 120,000 gold equivalent ounces, up from 100,000 to 110,000 gold equivalent ounces previously. Cash costs for 2012 are now expected to be in the range of $610 to $640 per gold equivalent ounce or between $340 and $370 per gold ounce on a by-product basis. Primero’s revised 2012 outlook is summarized in the following table.

At August 2, 2012	Revised Outlook 2012
Attributable gold equivalent production[3] (gold equivalent ounces)	110,000-120,000
Gold production (ounces)	85,000-95,000
Silver production[5] (ounces)	5,000,000-5,500,000
Silver sales at spot market prices[5] (ounces)	700,000-750,000
Total cash costs[4] (per gold equivalent ounce)	$610 - $640
Total cash costs[4] - by-product (per gold ounce)	$340 - $370
Capital expenditures (US$ millions)	$33 million

Capital expenditures in 2012 are expected to increase by approximately 10% from original guidance to $33 million. Spending to date on underground development and exploration drilling has been more accelerated than the Company’s original plan, reflecting management's focus on reserve and resource growth. The Company now expects to carry out 80,000 metres of diamond drilling, 6,500 metres of infrastructure drifting and 2,000 metres of exploration drifting. The remainder of the capital expenditures in 2012 will be sustaining capital of $5.8 million plus other capital projects of $4.1 million.

Material assumptions used to forecast total cash costs for 2012 have not been modified from assumptions used at the beginning of the year and include: an average gold price of $1,600 per ounce; an average silver price of $9.41 per ounce (calculated using the silver agreement contract price of $4.08 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.05 Canadian dollars and 12.8 Mexican pesos to the US dollar.

On-Track for Expansion Decision in Third Quarter

The Company remains focused on continuing to expand production at San Dimas with a target of nearly doubling production to approximately 200,000 gold equivalent ounces. The Company progressed detailed engineering during the second quarter for two potential mill expansion scenarios, 2,500 tonnes per day and 3,000 tonnes per day. With continued positive exploration results, combined with productivity improvements, San Dimas could be producing at the targeted rate of close to 200,000 gold equivalent ounces per year by mid-2014. The Company expects to make a mill expansion decision late in the third quarter 2012.

The Company is currently implementing a series of mine process improvement initiatives after completing a comprehensive mapping of its operating processes that showed significant opportunity to enhance overall mine productivity in excess of 20%. Primero is targeting to realize 10% to 15% productivity improvements in 2012.

Exploration Success Continues

On June 25, 20126 the Company announced the discovery of a new high-grade vein system (“Alexa vein”) in the West Block, just west of the Sinaloa fault and approximately 125 metres north of the recently discovered Victoria vein. The Company has several high-grade intercepts of the Alexa vein which exhibit similar grades, widths and mineralization to the prolific Robertita vein system in the adjacent Central Block. The Robertita vein is an important component of the Company’s Mineral Reserves and currently supplies a meaningful portion of the ore at San Dimas.

The discovery of the Alexa vein, the fourth new vein discovered in the last 18 months, supports the theory that there is significant exploration potential within the Sinaloa Graben and West Block regions of the San Dimas district. It is the second high-grade vein discovered as part of the Company’s ongoing 2012 objective of validating the existence of south-west lateral extensions of the Roberta and Robertita vein systems. Development of the Sinaloa Graben tunnel, running north-south, has only recently allowed drilling access to the area where the Alexa and Victoria veins are located. The Company continues to explore for the continuation of the Alexa and Victoria veins in the Sinaloa Graben and West Block, respectively. The Company expects to have development access to the Alexa and Victoria veins before the end of 2012, allowing for accelerated conversion to resources and/or reserves and potentially, inclusion into the near-term mine plan. Results from the Company’s 2012 exploration and delineation drilling program up to June 30, 2012 will be included in a Reserve and Resource update expected to be released later in August.

Advance Tax Ruling Update

On October 17, 2011, the Company filed an APA application with the Mexican tax authorities for a ruling on the appropriate price for intercompany silver sales from its Mexican subsidiary to its Barbadian subsidiary under the silver purchase agreement.

During the second quarter of 2012 the APA process was interactive between the Company and the Mexican tax authorities. The Company answered normal course questions regarding the detailed transfer pricing study submitted with its APA application. The Company’s advisors continue to expect a ruling on its APA application before the end of 2012.

For the duration of the APA process the Company will continue to record its revenues and taxes under the silver purchase agreement at the fixed price realized. Throughout the APA process, the Company will identify the potential tax that would be payable if the APA is unsuccessful as a contingent liability in the notes to its financial statements. As at June 30, 2012, the maximum amount of the contingent liability was $52.4 million plus estimated interest of $5.8 million.

Convertible Note to be Re-Paid in Shares

On July 26, 2012 the Company announced it had provided notice to Goldcorp Inc. (“Goldcorp”) that it will convert the outstanding $30 million principal of the convertible note held by Goldcorp into common shares on its maturity date of August 6, 2012.

The conversion price will be the greater of Cdn$3.74 or 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2012 and, for the purposes of the conversion, the note will be translated into Canadian dollars at Cdn$1.05 to US $1.00. Accordingly the maximum number of shares to be issued will be 8,442,460, in which case Goldcorp’s ownership of Primero will increase from 35% to 41%.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Thursday, August 2, 2012 at 11:00 a.m. (EDT), to discuss the second quarter operating and financial results. Participants may join the call by dialing North America toll free 1-866-200-6965 or 1-646-216-7221 for calls outside Canada and the U.S. and entering the participant passcode 55384468#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:

http://event.onlineseminarsolutions.com/r.htm?e=494304&s=1&k=F56D3A21529FD00E9EDC93341CDB9430.

A recorded playback of the call will be available until Wednesday, October 31, 2012 by dialing North America toll free 1-866-206-0173 or 646-216-7204 for calls outside Canada and the U.S. and entering the call back passcode 274240#.

This release should be read in conjunction with Primero’s second quarter 2012 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) Adjusted net earnings/income and adjusted net earnings/income per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the second quarter 2012 MD&A for a reconciliation of adjusted net earnings/income to reported net income.

(2) ‘‘Operating cash flow’’ is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the second quarter 2012 MD&A for a reconciliation of operating cash flows to GAAP.

(3) ‘‘Gold equivalent ounces’’ include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the second quarter 2012 was based on realized prices of $1,610 per ounce of gold and $12.24 per ounce of silver. The ratio used for the 2012 guidance projection was based on estimated average prices of $1,600 per ounce of gold and $9.41 per ounce of silver.

(4) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the second quarter 2012 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.08 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) Please refer to the Company’s News Release titled ‘‘Primero Discovers New High-Grade Vein in West Block’’, dated June 25, 2012, located on the Company’s website at www.primeromining.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com. For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains ‘‘forward-looking statements’’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘potential’’, ‘‘expects’’, ‘‘is expected’’, ‘‘promising’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘targeted’’, ‘‘is targeting’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘if realized’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will continue’’, ‘‘occur’’ or ‘‘be achieved’’ or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding management’s belief that the Company is well position to deliver positive results; the expectation that the Company will release a mid-year Reserve and Resource update and a mill expansion decision in the third quarter of 2012; the expectation that capital expenditures for 2012 will be approximately $33 million; management’s belief that the Company is fully funded to expand production at San Dimas to approximately 200,000 gold equivalent ounces while remaining well positioned to take advantage of strategic growth opportunities; the number of gold equivalent, gold and silver ounces expected to be produced in 2012; the anticipated cash costs per gold equivalent ounce and anticipated by-product cash costs per gold ounce; the process improvement program to be implemented with expected productivity improvements in 2012; the expansion of overall mill capacity; the San Dimas production level based on continued positive exploration results combined with productivity enhancements; that the Company will convert the outstanding $30 million principal of the Goldcorp convertible note on its maturity date; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the management’s discussion and analysis and the Company’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities as well as the expectations and beliefs of management and that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations and is consistent with estimations; that increases in capacity and improvements in productivity improvements meet expectations; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that the geology and vein structures in Sinaloa Graben are as expected; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the new resource estimation methods adopted by the Company improve operating predictability, mine planning and estimating of future cash flows from operations; and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including the risks that the Company may not be able to achieve planned production levels; dilution may be higher or recovery rates may be lower than anticipated; the Company may not be able to expand production at San Dimas; the Company may need to incur higher costs and capital expenditures for exploration and development activities; the Company may not be able to fund exploration and development expenditures; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the APA ruling by the Mexican tax authorities may be adverse to the Company and the Company may not be able to access cash to satisfy any potential tax; the applicable conversion price for the Goldcorp convertible note on its maturity date; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities, and its management’s discussion and analysis, which are all available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Operating Data
Tonnes of ore milled	174,742	136,464	353,265	298,981
Produced
Gold equivalent (ounces)	33,598	27,576	59,309	51,659
Gold (ounces)	23,277	19,374	45,865	39,872
Silver (million ounces)	1.36	1.06	2.67	2.29
Sold
Gold equivalent (ounces)	35,442	26,807	61,532	51,313
Gold (ounces)	24,876	18,837	47,880	39,343
Silver (million ounces)	1.39	1.03	2.72	2.41
Average realized prices
Gold ($/ounce)	$1,610	$1,523	$1,643	$1,452
Silver ($/ounce)¹	$12.24	$11.73	$8.26	$7.35
Total cash costs (per gold ounce)
Gold equivalent basis	$525	$586	$591	$604
By-product basis	$44	$190	$282	$345

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	57,061	40,830	101,065	74,818
Income from mine operations	30,169	18,723	48,831	29,635
Net income/(loss)	15,005	3,897	33,583	(3,997)
Basic income/(loss) per share	0.17	0.04	0.38	(0.05)
Diluted income/(loss) per share	0.16	0.04	0.35	(0.05)
Operating cash flows before working capital changes	35,813	17,877	55,961	16,696
Assets
Mining interests	486,910	485,478	486,910	485,478
Total assets	653,218	672,898	653,218	672,898
Liabilities
Long-term liabilities	53,745	140,271	53,745	140,271
Total liabilities	115,071	242,828	115,071	242,828
Equity	538,147	430,070	538,147	430,070
Weighted average shares outstanding (basic)(000's)	88,260	87,915	88,260	87,844
Weighted average shares outstanding (diluted)(000's)	96,688	88,197	96,698	87,844

SUMMARIZED OPERATING DATA

	Three months ended
	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11
Operating Data
Tonnes of ore milled	174,742	178,523	176,633	186,997	136,464
Average mill head grade (grams/tonne)
Gold	4.25	4.05	3.70	3.35	4.56
Silver	256	242	223	195	259
Average recovery rate (%)
Gold	97%	97%	98%	97%	97%
Silver	95%	95%	95%	94%	94%
Produced
Gold equivalent (ounces)	33,598	25,793	23,115	27,450	27,576
Gold (ounces)	23,277	22,588	20,191	19,500	19,374
Silver (million ounces)	1.36	1.32	1.20	1.10	1.06
Sold
Gold equivalent (ounces)	35,442	26,229	21,192	27,633	26,807
Gold (ounces)	24,876	23,004	18,487	19,659	18,837
Silver at fixed price (million ounces)	0.92	1.33	1.11	0.86	0.77
Silver at spot (million ounces)	0.47	-	-	0.25	0.26
Average realized price (per ounce)
Gold	$1,610	$1,678	$1,679	$1,668	$1,523
Silver	$12.24	$4.08	$4.08	$12.00	$11.73
Total cash operating costs ($000s)	$17,645	$17,381	$16,622	$17,584	$16,173
Total cash costs (per gold ounce) (1)
Gold equivalent basis	$525	$674	$719	$641	$586
By-product basis	$44	$532	$580	$222	$190

(1)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Refer to “Non- GAAP measure – Total cash costs per gold ounce calculation” in the Company’s second quarter 2012 MD&A for a reconciliation to operating expenses.

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
THREE AND SIX MONTHS ENDED JUNE 30, 2012 and 2011
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)
	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue	57,061	40,830	101,065	74,818

Operating expenses	(18,253)	(16,166)	(37,146)	(32,034)
Depreciation and depletion	(8,639)	(5,941)	(15,088)	(13,149)
Total cost of sales	(26,892)	(22,107)	(52,234)	(45,183)

Income from mine operations	30,169	18,723	48,831	29,635
General and administrative expenses	(6,017)	(5,106)	(9,532)	(9,610)

Income from operations	24,152	13,617	39,299	20,025
Other expense	(343)	-	(431)	-
Foreign exchange (loss) gain	(1,280)	4,956	204	3,388
Finance income	695	2,414	832	2,447
Finance expense	(692)	(3,132)	(1,839)	(6,081)
(Loss) gain on derivative contracts	(176)	(1,229)	(197)	1,898

Income before income taxes	22,356	16,626	37,868	21,677

Income taxes expense	(7,351)	(12,729)	(4,285)	(25,674)

Net income (loss) for the period	15,005	3,897	33,583	(3,997)

Other comprehensive income
Exchange differences on translation of foreign operations	(146)	(1,431)	98	(711)
Total comprehensive income (loss) for the period	14,859	2,466	33,681	(4,708)

Basic income (loss) per share	0.17	0.04	0.38	(0.05)
Diluted income (loss) per share	0.16	0.04	0.35	(0.05)

Weighted average number of common shares outstanding
Basic	88,259,831	87,914,731	88,259,831	87,843,998
Diluted	96,688,006	88,197,130	96,698,257	87,843,998

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (In thousands of United States dollars) (Unaudited)
	June 30,	December 31,
	2012	2011
	$	$

Assets
Current assets
Cash	125,733	80,761
Trade and other receivables	3,403	5,526
Taxes receivable	9,514	20,969
Prepaid expenses	5,401	5,570
Inventories	8,195	9,463
Derivative asset	7	203
Total current assets	152,253	122,492

Non-current assets
Mining interests	486,910	486,424
Deferred tax asset	14,055	15,781
Total assets	653,218	624,697

Liabilities
Current liabilities
Trade and other payables	18,765	24,907
Taxes payable	7,561	4,213
Current portion of long-term debt	35,000	40,000
Total current liabilities	61,326	69,120

Non-current liabilities
Decommissioning liability	9,736	9,373
Long-term debt	40,000	40,000
Other long-term liabilities	4,009	2,926
Total liabilities	115,071	121,419

Equity
Share capital	423,250	423,250
Warrant reserve	34,237	34,237
Share-based payment reserve	15,833	14,645
Foreign currency translation reserve	(1,352)	(1,450)
Retained earnings	66,179	32,596
Total equity	538,147	503,278
Total liabilities and equity	653,218	624,697

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (In thousands Of United States dollars) (Unaudited)
	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$

Operating activities
Income before taxes	22,356	16,626	37,868	21,677
Adjustments for:
Depreciation and depletion	8,639	5,941	15,088	13,149
Changes to decomissioning liability	-	68	-	771
Share-based payments	2,106	2,410	2,704	4,640
Cash paid for derivative contracts (net of sales proceeds)	-	922	-	(1,313)
Unrealized (gain) loss on derivative asset	(734)	1,436	(1,668)	(1,509)
Realized (gain) loss on derivative asset	910	(207)	1,865	(389)
Assets written off	79	-	324	-
Unrealized foreign exchange (gain) loss	2,494	(6,552)	(568)	(6,264)
Taxes paid	(362)	(3,756)	(1,071)	(18,317)
Other adjustments
Finance income (disclosed in investing activities)	(695)	(2,414)	(832)	(2,447)
Finance expense net of capitalized borrowing costs (disclosed in financing activities)	1,020	3,403	2,251	6,698
	35,813	17,877	55,961	16,696

Changes in non-cash working capital	11,102	(11,267)	13,770	2,032
Cash provided by operating activities	46,915	6,610	69,731	18,728

Investing activities
Expenditures on exploration and evaluation assets	(6,831)	(2,204)	(13,791)	(4,120)
Expenditures on mining interests	(1,079)	(6,698)	(2,064)	(9,994)
Interest received	695	73	832	94
Cash used in investing activities	(7,215)	(8,829)	(15,023)	(14,020)

Financing activities
Repayment of debt	-	-	(5,000)	-
Proceeds on exercise of warrants and options	- -	937	- -	1,021
Interest paid	-	(571)	(4,406)	(931)
Cash used in financing activites	-	366	(9,406)	90

Effect of foreign exchange rate changes on cash	(235)	102	(330)	533

Increase in cash	39,465	(1,751)	44,972	5,331
Cash, beginning of period	86,268	65,380	80,761	58,298
Cash, end of period	125,733	63,629	125,733	63,629